Notice to ASX/LSE Rio Tinto partners with Codelco to develop lithium project in Chile’s Salar de Maricunga 19 May 2025 Santiago, CHILE — Rio Tinto and Corporación Nacional Del Cobre de Chile ("Codelco") have signed binding agreements to form a joint venture to develop and operate a high-grade lithium project in the Salar de Maricunga in Chile. The agreement is the next step in a broader strategic partnership to strengthen both Rio Tinto’s and Chile’s positions as leading suppliers of materials for the global energy transition. Salar de Maricunga is a large lithium-containing resource base in the Atacama region with the potential for scalable, long-life and low-cost production. Its brine has one of the highest average grades of lithium content in the world. Under the agreement, Rio Tinto will acquire a 49.99% interest in Salar de Maricunga SpA (“the Company”), through which Codelco holds its licenses and mining concessions in the Salar de Maricunga1, by funding studies and development costs. Rio Tinto will invest: • $350 million2,3 of initial funding into the Company towards additional studies and resource analysis to progress the project through to a final investment decision. • $500 million2 into the Company once a decision is made to proceed with the project, towards construction costs. These milestones, subject to further studies, are targeted to occur before the end of the decade. • $50 million into the Company if the joint venture achieves its aim of delivering first lithium by the end of 2030. The partners will fund further capital requirements in line with their share of ownership of the joint venture. Rio Tinto Chief Executive Jakob Stausholm said: “We are honoured to be chosen as Codelco’s partner to deliver a world class project using Direct Lithium Extraction technology in the Salar de Maricunga, leveraging our expertise as a leading producer of lithium for the global market. Developing this significant lithium resource will deliver further value-adding growth in our portfolio of critical minerals essential for the energy transition. “Codelco is a strategic partner for Rio Tinto in Chile, with this agreement building on our copper joint ventures. We aim to bring significant investment and long-term benefits to the Atacama region as we advance Maricunga and Nuevo Cobre together, with a focus on responsible sustainable development including shared infrastructure and solutions to minimise water usage.” Codelco Chairman Máximo Pacheco said: “This project continues our lithium diversification strategy, which is essential for the energy transition, with a world-class partner in Rio Tinto that represents the most attractive option for Codelco and the country. We are happy and proud to strengthen our partnership with a company of Rio Tinto's prestige, and we warmly welcome it as a partner in this important project for Chile.” 1 Together with Salar de Maricunga SpA’s subsidiaries. 2 This payment includes Rio Tinto’s 49.99% share of costs. 3 Subject to customary closing adjustments. EXHIBIT 99.10

Notice to ASX/LSE The Salar de Maricunga joint venture will work to update the declared reserves and resources for the project and advance studies to inform future investment decisions. The joint venture will focus on deep engagement with the local communities, supporting the development of infrastructure such as power and roads, and applying leading extraction, processing and re-injection technologies to the project to maximise the recovery of minerals and minimise its environmental footprint. The transaction is expected to close by the end of the first quarter of 2026, subject to receipt of all applicable regulatory approvals and the satisfaction of other customary closing conditions.

Notice to ASX/LSE Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M: +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com